UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               HOME DIRECTOR, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   437082 10 0
                       -----------------------------------
                                 (CUSIP Number)

              March 28, 2003 (Date of Issuer's filing of Form 8-A)
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
CUSIP No. 437082 10 0
--------------------------------------------------------------------------------

1.      NAME OF REPORTING PERSON

        Kevin B. Kimberlin
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT         5. SOLE VOTING POWER                 677,781
        OF SHARES                -----------------------------------------------
        BENEFICIALLY             6. SHARED VOTING POWER                     0
        OWNED BY                 -----------------------------------------------
        REPORTING                7. SOLE DISPOSITIVE POWER            677,781
        PERSON                   -----------------------------------------------
                                 8. SHARED DISPOSITIVE POWER                0
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

        677,781
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        16.2%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

Item 1.

         (a) Name of Issuer:

                           Home Director, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                           2525 Collier Canyon Road
                           Livermore, CA  94550

Item 2.

         (a) Name of Person Filing:

                           Kevin B. Kimberlin

         (b) Address of Principal Business Office:

                     c/o   535 Madison Avenue, 18th Floor
                           New York, NY 10022

         (c) Citizenship:

                           USA

         (d) Title of Class of Securities:

                           Common Stock, $0.01 par value

         (e) CUSIP Number:

                           437082 10 0

Item 3.  If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), check the status of the person filing:

                           Not applicable.

Item 4.  Ownership

         (a) Amount beneficially owned:

                           677,781 shares of Common Stock.

         (b) Percent of class:

                           16.2%

         (c) Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote:

                                            677,781

             (ii) Shared power to vote or to direct the vote:

                                            -0-

             (iii) Sole power to dispose or to direct the disposition of:

                                            677,781

             (iv) Shared power to dispose or to direct the disposition of:

                                            -0-

                  Kevin B. Kimberlin is the non-member manager of both Spencer Trask Intellectual Capital Company, LLC, a Delaware limited liability company ("STICC"), and Spencer Trask Investment Partners LLC, a Delaware limited liability company ("STIP"). Mr. Kimberlin is also the controlling stockholder of Spencer Trask & Co. (formerly known as Spencer Trask Holdings, Inc.), a Delaware corporation ("STC"), which wholly owns Spencer Trask Ventures, Inc. (formerly known as Spencer Trask Securities, Incorporated), a Delaware corporation ("STVI"). The principal place of business of each of STICC, STIP, STC and STVI is c/o 535 Madison Avenue, 18th floor, New York, NY 10022.

                  Of the amount reported above, as of March 28, 2003, STICC directly held 78,546 shares of the Issuer's common stock; STIP directly held 74,412 shares of common stock and presently exercisable warrants to purchase 10,630 additional shares of common stock; and STVI directly held 8,727 shares of common stock and presently exercisable warrants to purchase 505,466 additional shares of common stock.

                  Based on the Issuer's Form 8-A filed with the Securities and Exchange Commission on March 28, 2003, as of that date, 3,668,413 shares of the Issuer's common stock were issued and outstanding and, based on such number, Mr. Kimberlin, the reporting person, beneficially owned 16.2% of such class of stock.

Item 5.  Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company or
         Control Person:

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

                  Not Applicable.

Item 9.  Notice of Dissolution of Group:

                  Not Applicable.

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 21, 2003

                                        /s/ Kevin B. Kimberlin
                                        ----------------------------------
                                        Kevin B. Kimberlin